News Release

Burcon Announces Appointment of Peter H. Kappel as Interim CEO

Vancouver, British Columbia, March 1, 2022 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, is pleased to announce that Peter H. Kappel, Chairman of Burcon's board of directors, will assume the role of interim Chief Executive Officer ("CEO"), with immediate effect, until a successor is appointed by the Company's board of directors.

Mr. Kappel is a former investment banker who served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London. He brings extensive experience in strategic and business management as well as a wealth of knowledge in the field of finance and investment. Mr. Kappel has served as a director on Burcon's board since 2016 and was appointed chairman of the board in September 2021. Mr. Kappel has worked closely with management to achieve the transformational business relationships over the past few years.

As previously announced, Mr. Johann Tergesen will continue in an ongoing capacity as an advisor to the company and Burcon's board of directors.  The Company has engaged Kincannon & Reed, an executive search firm specialising in the food and agribusiness sectors, to assist in recruiting a new CEO.

"On behalf of the Board of Directors and the entire team at Burcon, I want to sincerely thank Johann for his many years of service and for leading Burcon to where it is today.  I am pleased to step in as interim CEO during this transition period.  Our executive search for a successor who brings expertise in the specialty food ingredients space is well underway," said Peter H. Kappel, Chairman and interim CEO, adding, "I look forward to continuing on the company's recent progress and developments."

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM